File #82-666
Rule 12g3-2(b)

Kettle River Resources Ltd. CDNX-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@direct.ca

December 27, 2001

02015237

SUPPL

02 FEB 20 AM 8:47

Office of International Finance (4193)
Attention: Listing Dept.
Securities & Exchange Commission
450 - 5th St. NW
Washington, DC 20549
USA

Phone: 202 272 3246
Fax: 202 272 2677

File #82-666 Rule 12g3-s(b)

Dear Sir or Madam;

Enclosed please find **one set of** the following information:

1. Second quarter report to October 31, 2001 dated December 21, 2001.
   - Schedule A: Financial Statement (Unaudited – Prepared by Management)
   - Schedule B & C: Supplemental Information and Management Discussion.

Yours truly,
KETTLE RIVER RESOURCES LTD.

Ellen Clements
Director

Encl.

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL P

dlw 2/21

C:\WINDOWS\Desktop\Kettle River\Mailing\LtrA-BLANK.doc
12/31/01

File #82-666
Rule 12g3-2(b)

BCSC British Columbia Securities Commission

02 FEB 20 AM 8:50

QUARTERLY AND YEAR END REPORT

BC FORM 51-901
(previously Form 61)

ISSUER DETAILS

NAME OF ISSUER	FOR THE SECOND QUARTER ENDED	DATE OF REPORT Y	M	D
Kettle River Resources Ltd.	**October 31, 2001**	**2001**	**12**	**21**

ISSUER'S ADDRESS
Box 130, 298 Greenwood Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX	ISSUER TELEPHONE
Greenwood	**BC**	**V0H 1J0**	**250 445 2259**	**250 445 6756**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE
G. Stewart	**Director**	**1 800 856 3966**

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors.
Schedule A: Financial information, Schedule B: Supplementary information and Schedule C: Management Discussion. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	DIRECTOR'S NAME	DATE SIGNED Y	M	D
"George Stewart"	**George O.M. Stewart**	2001	12	24
"G. Rayner"	**G. Rayner**	2001	12	24

Kettle River Resources Ltd. CDNX -KRR.V

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@direct.ca

December 24, 2001

BC Form 51 - 901 Quarterly Report
Six-month report ended October 31, 2001

SHCEDULE A – Financial Statements: The discussion should be read in conjunction with the Financial Statements for the period ended October 31, 2001.

SCHEDULE B – Supplemental Information: Also refer to the financial statement and accompanying notes.

1. General and Administrative expenses amounted to $78,817 (2000 $75,691) for the six month period and $38,026 for the quarter (2000 $43,112).
2. Exploration expenditures of $46,259 this period were mainly included on the Phoenix tailings study, DHK Diamond exploration and Naket diamond JV program. The accumulated balance of mineral properties at the end of the period is $2,850,431. There were no properties written off this period.
3. Amounts paid or accrued to related parties during the period was $100,792.
4. No Shares were issued during the period. Shareholders approved the re-pricing of director and employee options from 25 to 15 cents.

SCHEDULE C – Management discussion and analysis of financial condition

General Administration:

The Company is principally engaged in the acquisition, exploration and development of mineral properties in British Columbia, Northwest Territories, Saskatchewan and Nunavut and accordingly has no revenue from any of its properties.

Exploration Activities & Resource properties:

Diamond Exploration – DHK properties, Northwest Territories, Lac de Gras

Results received December 14, 2001 from BHPBilliton (BHP) WO program resulted in 22 potential kimberlite targets and indicates the best place to look for new kimberlites is within existing kimberlite clusters. Diamondiferous kimberlites on the WO block include the Tli Kwi Chow (DO27, DO18 and the DO29 complex.) A number of the new targets are adjacent to existing kimberlites discovered by Kennecott/RTZ in the 1992-1996 era.

This WO exploration program will have the advantage of layers of geophysics, geochemistry and geology as well as a decade of case histories to assist in determining priorities.

Recent DHK Diamonds Inc. History
On August 11, 2000 Dentonia Resources Ltd. (DTA), Horseshoe Gold Mining Inc. (HSX), Kettle River Resources Ltd. (KRR) and DHK Diamonds Inc. formed an agreement with Kennecott Canada Exploration Inc. (KCEI) to acquire the 40% DHK property interest from KCEI plus a 100% interest in Pellatt Lake. DHK Diamonds Inc. was required to be publicly trading by August 11, 2001 and to provide KCEI a 9.9% equity interest. DHK management failed to meet the requirements of this agreement. Market conditions prevalent over the past year precluded this happening and failure to meet the agreement conditions provided KCEI the right to a 40% ownership in DHK Diamonds Inc. As a result of the DHK Diamonds Inc. default on the Aug. 11, 2000 DHK Reorganization Agreement, KCEI has indicated they are willing to negotiate this in exchange for a 1% gross overriding royalty on diamond production.

Upcoming program – WO property
Of the 22 targets, a new priority target is in the DO29 North pipe area. KCEI drilling in 1996 of a magnetic high discovered a diamondiferous phase. A strong EM, moderate Falcon anomaly with no magnetics has been located 200 meters northwest of this hole. This 3.1 hectare target lies within a small lake adjacent to the DO29North pipe.

There are numerous exciting targets where BHP has recommend ground geophysical follow-up. If warranted drilling a core size adequate for diamond testing will follow. The likelihood of these first priority targets being kimberlites is considered high due to the proximity to adjacent kimberlites. The use of ground geophysics prior to drilling will decrease the chance of repeating the recent program on the DHK property where all targets tested were non kimberlitic.

Naket
The 50% joint venture geophysical program on the Naket project in Nunavut located to the north and east of Lac de Gras was completed. A circular magnetic anomaly located requires drill testing. The Naket properties are located to the south of the area where the Ashton Canada results have triggered renewed interest in the potential for diamonds north of the diamond producing area of Lac de Gras. Kettle River expended $80,000 Flow Through on the geophysical project and New Nadina Explorations Limited (50% partner) is obligated to match this amount in the next program.

British Columbia
In British Columbia the Company continued to prospect several properties for copper, gold and industrial minerals. A feasibility study is currently being conducted for certain industrial mineral production in the Greenwood area.
Phoenix Tailings – Preliminary results from the Phoenix tailings study, which commenced in September 2001, have been received from the UBC Centre for Industrial Mineral Innovations (CIMI). The production of magnetite for use in the coal industry as well as other uses for this 5 million ton tailings deposit are being examined. Recommendations will be received in the final report.

Operations and financial condition
At the end of the quarter, the Company had current assets of $136,507 with current liabilities of $19,679 resulting in a working capital of $116,828. The loss for the period was $99,266. During the

period the Company exploration projects included the Phoenix Tailings study for industrial mineral potential and DHK-BHP and Naket potential for diamonds. There are no shares held in escrow and of the fifty million authorized common shares, there are 4,853,611 issued and outstanding of which the Company holds 256,000.

Financings, Principal Purposes And Milestones

Financing of the company and its exploration projects is dependant on director and equity financing and subject to market conditions. Immediate financing is required in order to meet ongoing obligations. The Company continues to explore for minerals and diamonds on land currently held as well as search for additional properties of merit.

Kettle River explores for diamonds, precious and base metals in North America and trades on the Canadian Venture Exchange (CDNX) under the symbol KRR. The Company is listed with Moody's Investment and Standard & Poors and is registered with the Security and Exchange Commission File #82-666 under the 12g3-2(b) Exemption. News bulletins, financial reports and share price, bid/ask information is available on the company website www.kettleriver.com. The Company directors address investor relations issues and can be contacted at their toll free number: 1 800 856 3966.

KETTLE RIVER RESOURCES LTD.
Balance Sheets – Six months & Year End
(Unaudited – Prepared by Management)

	October 31, 2001	April 30, 2001
ASSETS		
CURRENT ASSETS		
Cash and term deposits	$ 70,595	$ 227,645
Accrued interest and other amounts receivable	22,230	43,427
Marketable securities (Note 3)	40,152	66,531
Prepaid expenses	3,530	3,406
	136,507	341,009
INVESTMENTS (Note 4)	394,308	388,340
CAPITAL ASSETS (Note 5)	104,539	108,011
MINERAL PROPERTIES (Note 6)	2,850,431	2,804,172
	3,485,785	3,641,532
LIABILITIES and SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	19,679	76,160
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	8,120,506	8,120,506
Deficit	(4,654,400)	(4,555,134)
Nature of operations (Note 1)	3,466,106	3,565,372
	$ 3,485,785	$ 3,641,532

KETTLE RIVER RESOURCES LTD.
Statements of Operations and Deficit
(Unaudited – Prepared by Management)

	Three month period		Six month period	
	October 31, 2001	October 31, 2000	**October 31, 2001**	October 31, 2000
ADMINISTRATIVE EXPENSES				
Accounting, audit & legal	$ **9,983**	$ 6,654	$ **15,255**	$ 10,723
Advertising, promotion & printing	**2,788**	3,670	**3,465**	4,395
Amortization	**553**	667	**1,105**	1,333
Licenses, insurance & fees	**4,970**	7,794	**10,227**	11,087
Management & wages (net of recoveries)	**14,321**	17,940	**37,924**	36,338
Office & sundry	**2,738**	2,916	**3,971**	4,517
Office building expenses	**963**	928	**3,666**	3,996
Telephone	**109**	449	**852**	1,122
Travel	**1,601**	2,094	**2,352**	2,180
	38,026	43,112	**78,817**	75,691
Equity In Loss of New Nadina Explorations Limited	**1,762**	1,808	**6,538**	5,555
Write Down (up) of Marketable Securities	**(9,490)**	(12,050)	**(2,773)**	(554)
Loss on Sale of Securities	**11,285**	Nil	**11,285**	Nil
Property Investigation Costs	**3,897**	5,514	**11,767**	9,707
Total Expenses	**45,480**	38,384	**105,634**	90,399
Less Income				
Interest and investment	**2,666**	6,216	**6,368**	14,846
Loss for the period	**(42,814)**	(32,168)	**(99,266)**	(75,553)
Deficit, beginning of period	**(4,611,586)**	(4,371,143)	**(4,555,134)**	(4,327,758)
Deficit, end of period	**$ (4,654,400)**	$ (4,403,311)	**$ (4,654,400)**	$ (4,403,311)
Loss per share	**$ (0.01)**	$ (0.01)	**$ (0.02)**	$ (0.02)
Weighted average number of Common Shares outstanding	**4,853,611**	4,653,611	**4,853,611**	4,653,611

The accompanying notes are an integral part of these financial statements.

KETTLE RIVER RESOURCES LTD.
Statements of Cash Flows
(Unaudited – Prepared by Management)

	Three month period		Six month period	
	October 31, 2001	October 31, 2000	**October 31, 2001**	October 31, 2000
CASH PROVIDED BY (USED IN) OPERATIONS				
Loss for the period	**$ (42,814)**	$ (32,168)	**$ (99,266)**	$ (75,553)
Items not involving cash				
Amortization	**553**	667	**1,105**	1,333
Equity in loss of New Nadina Explorations Limited	**1,762**	1,808	**6,538**	5,555
Write down (up) of marketable securities	**(9,490)**	(12,050)	**(2,773)**	(554)
Loss on Sale of marketable securities	**11,285**	nil	**11,285**	nil
Changes in non-cash operating working capital	**11,871**	(28,079)	**(35,408)**	(27,042)
	(26,833)	(69,822)	**(118,519)**	(96,261)
INVESTMENTS				
Proceeds on Sale of marketable securities	**17,866**		**17,866**	
Increase in investments	**(4,723)**	(4,009)	**(12,505)**	(10,043)
Investment in DHK Resources Ltd.	**nil**	(42,673)	**nil**	(47,673)
Mineral property acquisition costs (net)	**nil**	(11,143)	**nil**	(11,143)
Deferred exploration expenditures, net of amortization of capital assets	**(19,012)**	(11,357)	**(43,892)**	(49,632)
	(5,869)	(69,182)	**(38,531)**	(118,491)
Decrease In Cash	**(32,702)**	(139,004)	**(157,050)**	(214,752)
Cash And Term Deposits, Beginning of Period	**103,297**	397,022	**227,645**	472,770
Cash And Term Deposits, End of Period	**$ 70,595**	$ 258,018	**$ 70,595**	$ 258,018
Interest Paid	**nil**	nil	**nil**	nil
Income taxes paid	**nil**	nil	**nil**	nil
B.C. mining exploration tax credit received	**24,061**	nil	**24,061**	nil
Non-cash investing activity				
Amortization of capital assets capitalized to mineral properties	**$ 1,184**	$ 1,415	**$ 2,367**	$ 2,830

The accompanying notes are an integral part of these financial statements.

KETTLE RIVER RESOURCES LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS
Six month period

1. NATURE OF OPERATIONS
The Company was incorporated on October 17, 1980 under the laws of British Columbia and its principal business activity is mineral property exploration. The Company, directly and through joint ventures, is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development, and the generation of sufficient income through future production from, or the disposition of, such assets.

2. ACCOUNTING POLICIES
These interim financial statements follow the same accounting policies and methods of their application as the annual financial statements. These interim financial statements do not include in all respects the annual disclosure requirements of generally accepted accounting principles and should be read in conjunction with the most recent annual financial statements.

3. MARKETABLE SECURITIES

Securities of public companies	October 31, 2001
Cost	$ 128,756
Write down to market value	88,604
Market value	$ 40,152

4. INVESTMENTS

	October 31, 2001
New Nadina Explorations Limited	
October 31/01 1,644,432 common shares – 16.32 % ownership	$ 411,126
Equity in losses of New Nadina Explorations Limited	(80,735)
Advances	23,886
	$ 354,277
Westquest Minerals Corp.	
160,000 common shares at cost	40,031
	$ 394,308

The investment in New Nadina Explorations Limited, a public company, has been accounted for on the equity basis as the Company has the ability to exercise significant influence as a result of share ownership, management and board representation. The quoted market value of the common shares at October 31, 2001 is $65,777.

The company holds 160,000 common shares in Westquest Minerals Corp., a private company formed for the purpose of undertaking mineral property exploration in Nevada. There is presently no quoted market value available for this investment.

5. CAPITAL ASSETS

				October 31, 2001
	RATE	Cost	Accumulated Amortization	Net
Land		$ 15,000	$ Nil	$ 15,000
Paving	8%	5,460	1,912	3,548
Buildings	4%-5%	110,401	37,389	73,012
Mining equipment	30%	126,765	121,560	5,205
Office equipment	20%	53,972	46,229	7,743
Trailer	30%	21,861	21,836	25
Automobiles	30%	5,417	5,411	6
		$ 338,876	$ 234,337	$ 104,539

KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS
Six month period

6. MINERAL PROPERTIES Deferred Exploration & Development

	Greenwood Area	DHK NWT	Skylark JV	Sask. JV	Naket JV	October 31, 2001
Allocation of management fees, salaries & wages	$ 9,500	$ 5,000	$ -	$ -	$ -	$ 14,500
Amortization	1,945	310	8	8	96	2,367
Assessment & Filing	1,100		300			1,400
Exploration programs	5,753	1,494	450	150	8,471	16,318
Legal & Miscellaneous	196	2,971			91	3,258
Roadwork/Reclamation	165					165
Storage-equipment	4,112					4,112
Taxes	1,544			83		1,627
Travel	136	2,330			46	2,512
TOTAL EXPENSES	$ 24,451	$ 12,105	$ 758	$ 241	$ 8,704	$ 46,259
Deferred Exploration Expenditures -beginning of period						2,427,622
Deferred Exploration Expenditures – end of period						$ 2,473,881
Investment in DHK Diamonds Inc. – end of period						155,716
Property Acquisition						220,834
Total Mineral Properties						$ 2,850,431

	Balance April 30, 2001	Current Expenditures	Balance October 31, 2001
Deferred Exploration Expenditures			
Greenwood Area - BC	$ 1,983,096	$ 24,451	$ 2,007,547
DHK Diamonds Inc. - NWT	303,201	12,105	315,306
Skylark - BC	7,645	758	8,403
Saskatchewan/BC	44,640	241	44,881
Naket – Nunavut	89,040	8,704	97,744
	2,427,622	46,259	2,473,881
Acquisition Costs			
Greenwood Area	199,804	nil	199,804
Skylark - BC	3,199	nil	3,199
Saskatchewan/BC	4,888	nil	4,888
Naket - Nunavut	12,943	nil	12,943
	220,834	nil	220,834
Investment in DHK Resources Ltd.	155,716	nil	155,716
	376,550	nil	376,550
Total Mineral Properties	$ 2,804,172	$ 46,259	$ 2,850,431

Notes, continued

7. SHARE CAPITAL

a) Authorized: 50,000,000 common shares without par value

b)

Issued	October 31, 2001 No. of Shares	Consideration
Opening balance	4,853,611	$ 8,819,360
Less treasury shares at cost	(256,000)	(698,854)
Ending balance	4,597,611	$ 8,120,506

Warrants	Number	Price/share	Total Value	Expiry
Issued	200,000	$ 0.50	$ 100,000	July 16, 2002

Options	Issued	Exercise price	Expiry
Directors	205,000	$ 0.15	March 11, 2003
Director	100,000	$ 0.15	January 10, 2006
Employees	25,000	$ 0.15	March 11, 2003
	330,000		

8. RELATED PARTY TRANSACTIONS

During the period, the Company paid or accrued administration, management (including management of field programs) and legal fees of $100,792 to directors.

9. Directors at the date of this report are:

George O.M. Stewart, President & CEO
Ellen Clements, Secretary
Gerald H. Rayner,
Brian E. Abraham